Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-285508

Pricing Supplement dated October 31, 2025 (To Product Supplement No. ELN-1 dated March 25, 2025, Underlying Supplement No. ELN-1 dated March 25, 2025, Prospectus Supplement dated March 25, 2025 and Prospectus dated March 25, 2025)

Bank of Montreal Senior Medium-Term Notes, Series K $16,523,000 Autocallable EURO STOXX 50® Index-Linked Notes due February 9, 2029

The notes do not bear interest. The notes will mature on the stated maturity date (February 9, 2029, subject to postponement) unless they are automatically called on either call observation date (December 7, 2026 and January 7, 2028, subject to postponement). If the closing level of the EURO STOXX 50® Index on either call observation date is greater than or equal to the initial underlier level (5,662.04, which was the closing level of the underlier on the trade date), the notes will be automatically called, and on the related call payment date (two business days after the applicable call observation date) you will receive, for each $1,000 principal amount of your notes, a cash settlement amount equal to the principal amount of your notes plus the product of the principal amount of your notes times the call premium applicable to that call observation date (11.88% with respect to the first call observation date and 23.76% with respect to the second call observation date).

If your notes are not automatically called, the amount that you will be paid on your notes on the stated maturity date will be based on the performance of the EURO STOXX 50® Index as measured from the trade date (October 31, 2025) to and including the determination date (February 7, 2029, subject to postponement). If the final underlier level on the determination date is greater than or equal to the initial underlier level, the return on your notes will be positive and will be equal to the maturity date premium of 35.64%. However, if the final underlier level is less than the initial underlier level, the return on your notes will be negative and you will lose 1% of the principal amount of your notes for every 1% that the final underlier level has declined below the initial underlier level. You could lose some, or all, of the principal amount of your notes.

If your notes are not automatically called, to determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:

●	if the underlier return is zero or positive (the final underlier level is equal to or greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the maturity date premium; or
●	if the underlier return is negative (the final underlier level is less than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return. This amount will be less than $1,000 and could be zero.

The notes will not be listed on any securities exchange and are designed to be held to maturity.

The estimated initial value of the notes determined by us as of the trade date, which we refer to as the initial estimated value, is $961.30 per $1,000 principal amount of notes, which is less than the original issue price. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Value of the Notes” in this pricing supplement.

The notes involve risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page PS-9 herein and “Risk Factors” beginning on page PS-5 of the accompanying product supplement, page S-2 of the prospectus supplement and page 9 of the prospectus.

The notes are the unsecured obligations of Bank of Montreal, and, accordingly, all payments on the notes are subject to the credit risk of Bank of Montreal. If Bank of Montreal defaults on its obligations, you could lose some or all of your investment. The notes are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency.

The notes are not bail-inable notes and are not subject to conversion into our common shares or the common shares of any of our affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these notes or passed upon the accuracy or adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Original Issue Price	Underwriting Discount(1)	Proceeds to Bank of Montreal
Per Note	$1,000.00	$24.90	$975.10
Total	$16,523,000.00	$411,422.70	$16,111,577.30
(1) BMO Capital Markets Corp. (“BMOCM”), our subsidiary, and Goldman Sachs & Co. LLC (“GS&Co.”) are the agents for the distribution of the notes. See “Supplemental Plan of Distribution” in this pricing supplement for further information.

BMO CAPITAL MARKETS	Goldman Sachs & Co. LLC

Terms of the Notes

Issuer:	Bank of Montreal

Underlier:	EURO STOXX 50® Index (Bloomberg ticker symbol: SX5E)

Trade Date:	October 31, 2025

Original Issue Date:	November 5, 2025

Principal Amount:	$1,000 per note.

Automatic Call:

If the closing level of the underlier on either call observation date is greater than or equal to the initial underlier level, the notes will be automatically called, and on the related call payment date you will receive a cash settlement amount per note in U.S. dollars equal to the principal amount plus the product of the principal amount times the applicable call premium.

If the notes are automatically called, the positive return on the notes will be limited to the applicable call premium, even if the closing level of the underlier on the applicable call observation date significantly exceeds the initial underlier level. If the notes are automatically called, you will not participate in any appreciation of the underlier.

If the notes are automatically called, they will cease to be outstanding on the related call payment date and you will have no further rights under the notes after such call payment date.

Call Observation Dates and Call Premiums:	Call Observation Date	Call Premium	Cash Settlement Amount Per Note Upon An Automatic Call
	1st Call Observation Date (December 7, 2026)	11.88%	$1,118.80
	2nd Call Observation Date (January 7, 2028)	23.76%	$1,237.60
The call observation dates are subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Call Payment Dates:	The second scheduled business day following the applicable call observation date, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Determination Date:	February 7, 2029, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Stated Maturity Date:	February 9, 2029, subject to postponement as described under “—Market Disruption Events and Postponement Provisions” below.

Maturity Date Premium:	35.64%

Cash Settlement Amount (on the stated maturity date, if the notes are not automatically called):

If your notes are not automatically called, on the stated maturity date, you will receive a cash payment in U.S. dollars equal to the cash settlement amount. The cash settlement amount per note will equal:

●    if the final underlier level is greater than or equal to the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the maturity date premium; or

●    if the final underlier level is less than the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return.

If the final underlier level is less than the initial underlier level, you will lose some, and possibly all, of the principal amount of your notes at maturity.

PS-2

Initial Underlier Level:	5,662.04, the closing level of the underlier on the trade date

Final Underlier Level:	the closing level of the underlier on the determination date.

Underlier Return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage

Closing Level:	Closing level has the meaning set forth under “General Terms of the Notes—Certain Terms for Notes Linked to an Index—Certain Definitions” in the accompanying product supplement.

Calculation Agent:	BMO Capital Markets Corp. (“BMOCM”)

Material Tax Consequences:	For a discussion of material U.S. federal income tax consequences and Canadian federal income tax consequences of the ownership and disposition of the notes, see “United States Federal Income Tax Considerations” below and the sections of the product supplement entitled “United States Federal Income Tax Considerations” and “Canadian Federal Income Tax Consequences.”

Market Disruption Events and Postponement Provisions:

Each call observation date and the determination date is subject to postponement due to non-scheduled trading days and the occurrence of a market disruption event. In addition, a call payment date or the stated maturity date will be postponed if the related call observation date or the stated maturity date, as applicable, is postponed and will be adjusted for non-business days.

For more information regarding adjustments to the call observation dates, the call payment dates, the determination date and the stated maturity date, see “General Terms of the Notes—Consequences of a Market Disruption Event; Postponement of a Valuation Date—Notes Linked to a Single Underlier” and “—Payment Dates” in the accompanying product supplement. For purposes of the accompanying product supplement each call observation date and the determination date is a “valuation date” and each call payment date and the stated maturity date is a “payment date.” In addition, for information regarding the circumstances that may result in a market disruption event, see “General Terms of the Notes—Certain Terms for Notes Linked to an Index—Market Disruption Events” in the accompanying product supplement.

Supplemental Provisions:	For purposes of the notes, the provisions set forth under “General Terms of the Notes—Change-in-Law Events” in the accompanying product supplement are not applicable.

Denominations:	$1,000 and any integral multiple of $1,000.

CUSIP / ISIN:	06376FQA0 / US06376FQA02

PS-3

Additional Information about the Issuer and the Notes

You should read this pricing supplement together with product supplement no. ELN-1 dated March 25, 2025, underlying supplement no. ELN-1 dated March 25, 2025, the prospectus supplement dated March 25, 2025 and the prospectus dated March 25, 2025 for additional information about the notes. To the extent that disclosure in this pricing supplement is inconsistent with the disclosure in the product supplement, underlying supplement, prospectus supplement or prospectus, the disclosure in this pricing supplement will control. Certain defined terms used but not defined herein have the meanings set forth in the product supplement, prospectus supplement or prospectus.

Our Central Index Key, or CIK, on the SEC website is 927971. When we refer to “we,” “us” or “our” in this pricing supplement, we refer only to Bank of Montreal.

You may access the product supplement, underlying supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product Supplement No. ELN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004723/o321252424b2.htm

•	Underlying Supplement No. ELN-1 dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000121465925004728/r321250424b2.htm

•	Prospectus Supplement and Prospectus dated March 25, 2025:

https://www.sec.gov/Archives/edgar/data/927971/000119312525062081/d840917d424b5.htm

PS-4

Estimated Value of the Notes

Our estimated initial value of the notes equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions is derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes is based on market conditions at the time it is calculated.

For more information about the estimated initial value of the notes, see “Selected Risk Considerations” below.

PS-5

Hypothetical Examples

The following examples are provided for purposes of illustration only. The examples should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical closing levels of the underlier on the call observation dates and on the determination date could have on whether the notes are automatically called and the cash settlement amount at maturity, assuming all other variables remain constant and are not intended to predict the actual closing levels of the underlier.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original issue date at a price equal to the principal amount and held to the related call payment date or the stated maturity date, as applicable. If you sell your notes in any secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below. Such factors are described under “Selected Risk Considerations—The Value of the Notes Prior to Maturity Will Be Affected by Numerous Factors, Some of Which Are Related in Complex Ways” below. In addition, the estimated value of the notes will be less than the original issue price. For more information on the estimated value of your notes, see “Estimated Value of the Notes” above and “Selected Risk Considerations” below.

The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Call premium	11.88% for the first call observation date and 23.76% for the second call observation date
Maturity date premium	35.64%
Neither a market disruption event nor a non-scheduled trading day occurs on either originally scheduled call observation date or the originally scheduled determination date
No change in or affecting any of the securities included in the underlier or the method by which the index sponsor calculates the underlier

Notes purchased on original issue date at a price equal to the principal amount and held to the applicable call payment date or the stated maturity date, as applicable

The actual performance of the underlier over the term of your notes, as well as whether the notes are automatically called on either call observation date and the actual cash settlement amount on the related call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical closing levels of the underlier shown elsewhere in this pricing supplement. For information about the historical closing levels of the underlier during recent periods, see “The Underlier—Historical Information” below.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

PS-6

Hypothetical Examples Of Payment Upon An Automatic Call

If your notes are automatically called on the first call observation date (i.e., the closing level of the underlier on the first call observation date is greater than or equal to the initial underlier level), the cash settlement amount that we would deliver per note on the applicable call payment date would be the sum of $1,000 plus the product of $1,000 times the applicable call premium. If, for example, the closing level of the underlier on the first call observation date were determined to be 105.00% of the initial underlier level, your notes would be automatically called and the cash settlement amount that we would deliver on your notes on the related call payment date would be 111.88% of the principal amount, or $1,118.80 per note.

If the notes are not automatically called on the first call observation date but are automatically called on the second call observation date (i.e., the closing level of the underlier on the first call observation date is less than the initial underlier level and the closing level of the underlier on the second call observation date is greater than or equal to the initial underlier level), the cash settlement amount that we would deliver per note on the applicable call payment date would be the sum of $1,000 plus the product of $1,000 times the applicable call premium. If, for example, the closing level of the underlier on the second call observation date were determined to be 150.00% of the initial underlier level, your notes would be automatically called and the cash settlement amount that we would deliver on your notes on the related call payment date would be 123.76% of the principal amount, or $1,237.60 per note. Even though the underlier appreciated by 50.00% from its initial underlier level to its closing level on the second call observation date in this example, your return is limited to the call premium of 23.76% that is applicable to the second call observation date.

Hypothetical Examples Of Payment at Maturity

If the notes are not automatically called on either call observation date (i.e., the closing level of the underlier on each call observation date is less than the initial underlier level), the cash settlement amount on the stated maturity date will depend on the performance of the underlier on the determination date, as shown in the table below. The table below assumes that the notes have not been automatically called on either call observation date and reflects hypothetical cash settlement amounts that you could receive on the stated maturity date. The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts (at maturity), based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Level (as a Percentage of the Initial Underlier Level)	Hypothetical Cash Settlement Amount (as a Percentage of the Principal Amount)
200.000%	135.640%
175.000%	135.640%
150.000%	135.640%
140.000%	135.640%
130.000%	135.640%
120.000%	135.640%
110.000%	135.640%
105.000%	135.640%
102.500%	135.640%
100.000%	135.640%
97.500%	97.500%
95.000%	95.000%
90.000%	90.000%
80.000%	80.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

As shown in the table above:

•	If the notes have not been automatically called and the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the principal amount of your notes. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose 75.000% of your investment.

PS-7

•	If the notes have not been automatically called and the final underlier level were determined to be 0.000% of the initial underlier level, you would lose your entire investment in the notes.

•	If the notes have not been automatically called and the final underlier level were determined to be 200.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be limited by the maturity date premium, and would be equal to 135.640% of the principal amount of your notes. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over the initial underlier level, regardless of the extent of that increase.

PS-8

Selected Risk Considerations

The notes involve risks not associated with an investment in conventional debt securities. Some of the risks that apply to an investment in the notes are summarized below, but we urge you to read the more detailed explanation of the risks relating to the notes generally in the “Risk Factors” section of the accompanying product supplement and prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the appropriateness of an investment in the notes in light of your particular circumstances.

Risks Relating To The Notes Generally

If The Notes Are Not Automatically Called And The Final Underlier Level Is Less Than The Initial Underlier Level, You Will Lose Some, And Possibly All, Of The Principal Amount Of Your Notes At Maturity.

We will not repay you a fixed amount on the notes on the stated maturity date. If the closing level of the underlier is less than the initial underlier level on each call date, the notes will not be automatically called, and you will receive a cash settlement amount on the stated maturity date that will depend on the direction of and percentage change in the final underlier level relative to the initial underlier level and the other terms of the notes. Because the level of the underlier will be subject to market fluctuations, the cash settlement amount on the stated maturity date may be more or less, and possibly significantly less, than the principal amount of your notes.

If the notes are not automatically called and the final underlier level is less than the initial underlier level, the cash settlement amount will be less than the principal amount, you will have full downside exposure to the decrease in the level of the underlier from the initial underlier level, and you will lose 1% of the principal amount for every 1% that the final underlier level is less than the initial underlier level. As a result, if the final underlier level is less than the initial underlier level, you will lose some, and possibly all, of the principal amount per note at maturity. This is the case even if the level of the underlier is greater than or equal to the initial underlier level at certain times during the term of the notes.

If the notes are not automatically called and the final underlier level is less than the initial underlier level, your return on the notes will be zero or negative, and therefore your yield on the notes will be less than the yield you would earn if you bought a traditional interest-bearing debt security of Bank of Montreal or another issuer with a similar credit rating with the same stated maturity date.

If The Notes Are Automatically Called, The Potential Return On The Notes Is Limited To The Applicable Call Premium.

If the notes are automatically called, the potential return on the notes is limited to the applicable call premium, regardless of the performance of the underlier. The underlier may appreciate by significantly more than the percentage represented by the applicable call premium from the trade date through the applicable call observation date, in which case an investment in the notes will underperform a hypothetical alternative investment providing a 1-to-1 return based on the performance of the underlier. Furthermore, if the notes are called on the earlier call date, you will receive a lower call premium than if the notes were called on the later call date, and accordingly, if the notes are called on the earlier call date, you will not receive the highest potential call premium.

The Notes Do Not Pay Interest.

The notes will not pay any interest. Accordingly, you should not invest in the notes if you seek current income during the term of the notes.

Higher Call Premiums Are Associated With Greater Risk.

The notes offer the potential to receive a call premium that reflects a per annum rate that is higher than the fixed rate we would pay on conventional debt securities of the same maturity. These higher potential call premiums are associated with greater levels of expected risk as of the trade date as compared to conventional debt securities, including the risk that the notes will not be automatically called and the risk that you may lose some, and possibly all, of the principal amount per note at maturity. The volatility of the underlier is an important factor affecting this risk. Volatility is a measurement of the size and frequency of daily fluctuations in the value of the underlier, typically observed over a specified period of time. Volatility can be measured in a variety of ways, including on a historical basis or on an expected basis as implied by option prices in the market. Greater expected volatility of the underlier as of the trade date may result in higher call premiums, but it also represents a greater expected likelihood as of the trade date that the closing level of the underlier will be less than the initial underlier level on each call date, such that the notes will not be automatically called for the applicable call premium, and that the closing level of the underlier on the determination date will be less than the initial underlier level such that you will lose some, and possibly all, of the principal amount per note at maturity. In general, the higher the call premiums are relative to the fixed rate we would pay on conventional debt securities, the greater the expected risk that the notes will not be automatically called and that you will lose some, and possibly all, of the principal amount per note at maturity.

PS-9

You Will Be Subject To Reinvestment Risk.

If the notes are automatically called, the term of the notes will be reduced. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to maturity.

The Notes Are Subject To Credit Risk.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party. Any amounts payable under the notes are subject to our creditworthiness and you will have no ability to pursue any securities included in the underlier for payment. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations under the notes, you may not receive any amounts owed to you under the terms of the notes.

The U.S. Federal Income Tax Consequences Of An Investment In The Notes Are Unclear.

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”) with respect to the notes. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with our intended treatment of them, as described in “United States Federal Income Tax Considerations” below. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal income tax treatment of the notes, possibly retroactively.

You should review carefully the sections of this pricing supplement and the accompanying product supplement entitled “United States Federal Income Tax Considerations” and consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

A Call Payment Date Or The Stated Maturity Date, As Applicable, Will Be Postponed If A Call Observation Date Or The Determination Date Is Postponed.

A call observation date and the determination date, as applicable, will be postponed if an originally scheduled call observation date or the originally scheduled determination date is not a scheduled trading day or if the calculation agent determines that a market disruption event has occurred or is continuing on such date. If such a postponement occurs, the applicable call payment date or the stated maturity date, as applicable, will be postponed. See “General Terms of the Notes—Consequences of a Market Disruption Event; Postponement of a Valuation Date—Notes Linked to a Single Underlier” and “—Payment Dates” in the accompanying product supplement.

Risks Relating To The Estimated Value Of The Notes And Any Secondary Market

The Estimated Value Of The Notes On The Trade Date, Based On Our Proprietary Pricing Models, Will Be Less Than The Original Issue Price.

Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The original issue price of the notes may exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the original issue price, but are not included in the estimated value. These costs will include any underwriting discount and selling concessions and the cost of hedging our obligations under the notes through one or more hedge counterparties (which may be one or more of our affiliates or an agent or its affiliates). Such hedging cost includes our or our hedge counterparty’s expected cost of providing such hedge, as well as the profit we or our hedge counterparty expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Terms Of The Notes Are Not Determined By Reference To The Credit Spreads For Our Conventional Fixed-Rate Debt.

To determine the terms of the notes, we use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

PS-10

The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which We, BMOCM, GS&Co. Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.

Our initial estimated value of the notes is derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the underlier, dividend rates and interest rates. Different pricing models and assumptions, including those used by GS&Co., its affiliate or other market participants, could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the trade date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the trade date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors discussed in the next risk factor. These changes are likely to impact the price, if any, at which we, BMOCM, GS&Co., our respective affiliates or any other party would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we, BMOCM, GS&Co., our respective affiliates or any other party would be willing to buy your notes in any secondary market at any time.

GS&Co. has advised us that its estimate of the value of the notes for purposes of any secondary market price it offers will be determined by reference to its pricing models (taking into account our internal funding rate). Any such secondary market price offered by GS&Co. will be affected by many factors similar to those discussed in the next risk factor. Any such secondary market price quoted by GS&Co. or any of its affiliates may be different than the price quoted by BMOCM or its affiliates. GS&Co. has advised us that the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell the notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately its estimate of the value of your notes determined by reference to its pricing models at the time of pricing, plus an additional amount (initially equal to $48.00 per note).

GS&Co. has advised us that prior to January 31, 2026, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell the notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) its then-current estimate of the value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through January 30, 2026). On and after January 31, 2026, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately its then-current estimate of the value of the notes determined by reference to its pricing models. GS&Co. has advised us that the price at which it will buy or sell the notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

The Value Of The Notes Prior To Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by the then-current level of the underlier, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which are described in more detail in the accompanying product supplement, are expected to affect the value of the notes: performance of the underlier; interest rates; volatility of the underlier; time remaining to maturity; volatility of currency exchange rates; correlation between currency exchange rates and the underlier; and dividend yields on the securities included in the underlier. When we refer to the “value” of your notes, we mean the value you could receive for your notes if you are able to sell them in the open market before the stated maturity date.

In addition to these factors, the value of the notes will be affected by actual or anticipated changes in our creditworthiness. You should understand that the impact of one of the factors specified above, such as a change in interest rates, may offset some or all of any change in the value of the notes attributable to another factor, such as a change in the level of the underlier. Because numerous factors are expected to affect the value of the notes, changes in the level of the underlier may not result in a comparable change in the value of the notes.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange. Although the agents and/or their respective affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which an agent is willing to buy your notes.

PS-11

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity.

Risks Relating To The Underlier

Whether The Notes Will Be Automatically Called And The Cash Settlement Amount Will Depend Upon The Performance Of The Underlier And Therefore The Notes Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.

•	Investing In The Notes Is Not The Same As Investing In The Underlier. Investing in the notes is not equivalent to investing in the underlier. As an investor in the notes, your return will not reflect the return you would realize if you actually owned and held the securities included in the underlier for a period similar to the term of the notes because you will not receive any dividend payments, distributions or any other payments paid on those securities. As a holder of the notes, you will not have any voting rights or any other rights that holders of the securities included in the underlier would have.

•	Historical Levels Of The Underlier Should Not Be Taken As An Indication Of The Future Performance Of The Underlier During The Term Of The Notes.

•	Changes That Affect The Underlier May Adversely Affect The Value Of The Notes, Whether The Notes Will Be Automatically Called And The Cash Settlement Amount.

•	We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Underlier.

•	We And Our Affiliates Have No Affiliation With The Index Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.

The Notes Are Subject To Risks Relating To Non-U.S. Securities Markets With Respect To The Underlier.

The equity securities composing the underlier are issued by non-U.S. companies in non-U.S. securities markets. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

The Notes Do Not Provide Direct Exposure To Fluctuations In Exchange Rates Between The U.S. Dollar And The Euro With Respect To The Underlier.

The underlier is composed of non-U.S. securities denominated in euros. Because the level of the underlier is also calculated in euros (and not in U.S. dollars), the performance of the underlier will not be adjusted for exchange rate fluctuations between the U.S. dollar and the euro. In addition, any payments on the notes determined based on the performance of the underlier will not be adjusted for exchange rate fluctuations between the U.S. dollar and the euro. Therefore, holders of the notes will not benefit from any appreciation of the euro relative to the U.S. dollar.

Risks Relating To Conflicts Of Interest

Our Economic Interests And Those Of GS&Co. And Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our economic interests and those of GS&Co. and any dealer participating in the distribution of the notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the notes. In engaging in certain of the activities described below and as discussed in more detail in the accompanying product supplement, our affiliates, GS&Co. or any participating dealer or their respective affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes. Our affiliates, GS&Co. or any participating dealer or their respective affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the notes.

PS-12

•	The calculation agent is our affiliate and may be required to make discretionary judgments that affect the return you receive on the notes. BMOCM, which is our affiliate, will be the calculation agent for the notes. As calculation agent, BMOCM will determine any values of the underlier and make any other determinations necessary to calculate any payments on the notes. In making these determinations, BMOCM may be required to make discretionary judgments that may adversely affect any payments on the notes. See the sections entitled “General Terms of the Notes—Certain Terms for Notes Linked to an Index—Market Disruption Events” and “—Discontinuance of, or Adjustments to, an Index” in the accompanying product supplement. In making these discretionary judgments, the fact that BMOCM is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the notes, and BMOCM’s determinations as calculation agent may adversely affect your return on the notes.

•	The estimated value of the notes was calculated by us and is therefore not an independent third-party valuation.

•	Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the notes and may adversely affect the level of the underlier.

•	Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are included in the underlier may adversely affect the level of the underlier.

•	Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the level of the underlier.

•	Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the level of the underlier.

•	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession and/or fee, creating a further incentive for the participating dealer to sell the notes to you.

PS-13

The Underlier

The EURO STOXX 50® Index is a free-float market capitalization-weighted index composed of 50 of the largest stocks in terms of free float market capitalization traded on major Eurozone exchanges. For more information about the EURO STOXX 50® Index, see “Description of Indices—The STOXX Benchmark Indices” in the accompanying underlying supplement.

Historical Information

We obtained the closing levels of the underlier in the graph below from Bloomberg Finance L.P., without independent verification.

The following graph sets forth daily closing levels of the underlier for the period from January 2, 2020 to October 31, 2025. The closing level on October 31, 2025 was 5,662.04. The historical performance of the underlier should not be taken as an indication of its future performance during the term of the notes.

PS-14

United States Federal Income Tax Considerations

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel Davis Polk & Wardwell LLP, under current law, and based on current market conditions, it is reasonable to treat a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Assuming this treatment of the notes is respected, the tax consequences are as outlined in the discussion under “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions” in the accompanying product supplement.

We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the treatment of the notes. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. investors, and the withholding tax consequences to non-U.S. investors, might be materially and adversely affected. For example, under one alternative characterization the notes may be treated as contingent payment debt instruments, which among other things would require U.S. investors to accrue income periodically based on a “comparable yield” and generally would require non-U.S. investors to certify their non-U.S. status on an IRS Form W-8 to avoid a 30% (or a lower treaty rate) U.S. withholding tax. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

As discussed in the accompanying product supplement, Section 871(m) of the Code and the Treasury regulations thereunder (“Section 871(m)”) generally impose a 30% (or lower treaty rate) withholding tax on “dividend equivalents” paid or deemed paid to non-U.S. investors with respect to certain financial instruments linked to equities that could pay U.S.-source dividends for U.S. federal income tax purposes (“underlying securities”), as defined under the applicable Treasury regulations, or indices that include underlying securities. Section 871(m) generally applies to financial instruments that substantially replicate the economic performance of one or more underlying securities, as determined based on tests set forth in the applicable Treasury regulations. Pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2027 that do not have a delta of one with respect to any underlying security. Based on our determination that the notes do not have a delta of one with respect to any underlying security, the notes should not be subject to Section 871(m). Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on a non-U.S. investor’s particular circumstances, including whether the non-U.S. investor enters into other transactions with respect to an underlying security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. Non-U.S. investors should consult their tax advisors regarding the potential application of Section 871(m) to the notes.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “United States Federal Income Tax Considerations” in the accompanying product supplement and consult their tax advisors regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

PS-15

Supplemental Plan of Distribution

BMOCM, our subsidiary, and GS&Co. are the agents for the distribution of the notes. We have agreed to sell to GS&Co., and GS&Co. has agreed to purchase from us, all of the notes at the original issue price less the underwriting discount specified on the cover page of this pricing supplement. GS&Co. may resell the notes to other securities dealers at the original issue price of the notes less a concession not in excess of the underwriting discount. In addition, a fee will be paid to iCapital Markets LLC, an electronic platform in which an affiliate of GS&Co. holds an indirect minority equity interest, for services it is providing in connection with this offering.

We expect to hedge our obligations through one or more hedge counterparties (which may be one or more of our affiliates or an agent or its affiliates). The agents or their respective affiliates expect to realize hedging profits projected by their proprietary pricing models to the extent they assume the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

BMOCM and GS&Co. may, but are not obligated to, make a market in the notes. BMOCM and GS&Co. will determine any secondary market prices that they are prepared to offer in their sole discretion.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

See “Supplemental Plan of Distribution” in the accompanying product supplement, “Supplemental Plan of Distribution (Conflicts of Interest) in the accompanying prospectus supplement and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus for more information.

PS-16

Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank of Montreal in conformity with the indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed, authenticated, issued and delivered, to the extent that validity of the notes is a matter governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein and will be valid obligations of the Bank of Montreal, subject to the following limitations (i) the enforceability of the indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to certain assumptions about (i) the trustees’ authorization, execution and delivery of the indenture, (ii) the genuineness of signatures and (iii) certain other matters, all as stated in the letter of such counsel dated March 25, 2025, which has been filed as Exhibit 5.3 to Bank of Montreal’s Form 6-K filed with the SEC and dated March 25, 2025.

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Bank of Montreal, when the notes offered by this pricing supplement have been issued by the Bank of Montreal pursuant to the indenture, the trustee has made the appropriate entries or notations to the master global note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Bank of Montreal, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions or applications giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law; or (ii) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as the foregoing opinion involves matters governed by the laws of the Provinces of Ontario and Québec and the federal laws of Canada, you have received, and we understand that you are relying upon, the opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank of Montreal, set forth above. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the authentication of the master note and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated March 25, 2025, which has been filed as an exhibit to Bank of Montreal’s report on Form 6-K filed with the SEC on March 25, 2025.

PS-17